April 4, 2008

Ms. Angela McHale, Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

Re:

Cheetah Consulting, Inc.

Second Amendment to Registration Statement on Form S-1

File No. 333-146209

Filed:  April 4, 2008

Dear Ms. McHale:

Below are Cheetah Consulting, Inc.’s (“the Company’s”) responses to the SEC’s Comment Letter dated January 29, 2008.  On behalf of the Company, on April 4, 2008, I transmitted via EDGAR the Company’s Second Amendment to Registration Statement on Form S-1.

General

1.

Our financials have been updated to December 31, 2007 to comply with Item 310(g) of regulation S-B.

2.

We appreciate the comment made regarding the ‘resale offering” of our selling security holders.  We still believe that we have correctly identified our offering as a “resale offering” and not a primary offering.

When we began this registration process, we were required to register the shares of our selling security holders under the Securities Act of 1933, as amended to become fully reporting company and to have these shares available for sale as they were not Rule 144 eligible.  However, as of the date of this amendment to our registration statement, all the shares being registered have been held for one (1) year and thus, Rule 144 requirements do not apply.

In our table disclosing information on our Selling Security Holders we disclosed the figures based on our selling security holders selling all of their shares.  Since the premise of disclosure is to always provide for a worst case scenario we disclosed the fact that is the event the selling security holders sold all of their shares the purchasers would still be at risk since the company would still be heavily influenced and controlled by our President.  After discussion between our Board of Directors and our shareholders we now believe that it is highly likely that they will not sell all of their shares or even a majority.  We have therefore modified this table disclosure to provide further disclosure based on the selling security holders selling none of their shares.

As a result of the holding period exceeding one (1) year and the fact that the selling security holders will not be selling a majority of their shares, we believe classifying our offering as a “resale offering” is appropriate.

Ms. Angela McHale

Re:  Cheetah Consulting, Inc.

April 4, 2008

Risk Factors, page 3

3.

We added the following additional risk factor per your request:

(13) We Do Not Have Written Agreement With Our Clients.

We do not require our clients to execute written agreements for our services.  As a result of the lack of written agreements we may not be able to collect our fees in the event we perform our services and a client does not pay, or if the client provides us with payment that has been declined by the bank.  This lack of written agreement reduces a client’s reliance on our services and this may cause us to lose clients therefore placing a higher risk on any investment made in our company.

(1) We engage in Consulting Activities, page 3

4.

This disclosure has been modified according to your comment as follows:

(1) We Engage In Consulting Activities Which Involve A High Degree Of Risk.

The consulting industry is speculative and is significantly affected by changes in economic and other conditions which may be beyond our control. These factors can negatively affect the demand for and pricing of our consulting services.

Economic factors , such as recession; a decline in the value of the U.S. dollar; a change in government regulation that may place a greater burden on small business; a change in the income taxation on small business; and a reduction in the disposable income of the general public that causes them to spend more with small businesses , can impact our services.

Any single factor mentioned above or a combination of these factors can have an impact on the small business owner that could reduce their income and decision to sell their business.  Any change in economic conditions that cause the small business owner to not want to sell his business will have a direct on our ability to generate clients.

(10) Small Public Companies are Inherently Risky…, Page 4

5.

We modified our disclosure to be more precise according to your comment as follows:

Managing a small public company involves a high degree of risk. Few small public companies ever reach market stability and we will be subject to oversight from governing bodies with rules and regulations that will be costly to meet.  Our present officers and directors have limited, if any, experience in managing a fully reporting public company so we may be forced to obtain outside consultants , such as certified public accountants, attorneys specializing in public company reporting, and former directors of public companies experienced in the requirements necessary for companies to file timely and proper reports, to assist with our meeting these requirements.

Management’s Discussion and Analysis of Financial Condition, Page 18

6.

We amended our discussion to include our December 31, 2006 & 2007 year end financials and financial discussion.

Results of Operations for the Period Ended June 30, 2007, page 19

7.

Our disclosure has been changed due to our financials being updated through December 31, 2007.

Ms. Angela McHale

Re:  Cheetah Consulting, Inc.

April 4, 2008

Executive Compensation, Page 23

8.

Our executive compensation table now reflects these monthly reimbursements.

Conflicts of Interest, Page 26

9.

Our disclosure has been modified according to your comment and includes the following:

The husband of our President Diane J. Harrison, Esq., Michael J. Daniels, is a commissioned employee of Cheetah Consulting.  Mr. Daniels may receive preferential treatment as a result of his relationship to our President.  Any preferential treatment of Mr. Daniels could have an adverse impact on our net income and earnings per share.

Our President Diane J. Harrison, Esq. has provided her personal credit for the automobile used by our Company.  In the event Ms. Harrison had any personal credit problems we could lose the use of this transportation.

Financial Statements for the Six Months Ended June 30, 2007

Financial Statements

Note C – Note Payable, Page F-8

10.

Notes to the financial statements were updated as required.

Financial Statements For The Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm, Page F-9

11.

The Auditor’s report now references the correction of an error.

Statement of Changes in Stockholder’s Equity, Page F-12

12.

Upon review of Topic 1B and SAB Topic 5T we do not believe these are applicable.  The company currently uses approximately 125 square feet of space in the home of Ms. Harrison.  Our accountants have calculated the residential rate in the area of Ms. Harrison’s home to be $7.50 per square foot.  The percentage of time the office is used is fifteen percent (15%).  This would make the annual rent approximately $140 per year which would be deemed as immaterial for financial reporting.

The amount of time the space is utilized is calculated by determining the amount of time spent soliciting clients at their location versus the amount of time spent in the physical office.  Since we solicit our business in person, the majority of our time is spent at a potential client’s location not in our office.

Note G – Restatement, page F-15

13.

The notes to the financial statements were revised following FASB Statement 154.

Ms. Angela McHale

Re:  Cheetah Consulting, Inc.

April 4, 2008

Part II, Page II-1

Recent Sales of Unregistered Securities, Page II-1

14.

For accounting and financial reporting it is necessary to reflect the forward split in the shares when the par value is re-established at a lower value.  Without providing for this change, the financial statements would be inaccurate.

The original Articles of Incorporation authorized the Corporation to issue 10,000 shares of common stock $0.01 par value.  The Board of Directors believed the company needed to increase the amount of stock available to the Corporation for issuance to potential investors and authorized a recapitalization to 200,000,000 shares of $0.001 par value common stock.

Please, do not hesitate to contact me at (941) 723-7564 should you have any questions.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosures:

1. Cheetah Consulting, Inc. SB-2/A-2

2. Exhibit 5.2: Opinion Regarding Legality and Consent of Counsel: by Diane J. Harrison, Esq.

3. Exhibit 23.2 Consent of Accountant